Mail Stop 4561

May 27, 2008

Shantanu Narayen, President and CEO
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704
Also via facsimile at: (408) 537-6000

> **Re: Adobe Systems Incorporated**
> **Form 10-K for the Fiscal Year Ended November 30, 2007**
> **Filed January 24, 2008**
> **File No. 000-15175**

Dear Mr. Narayen:

We have reviewed your response to our letter dated April 29, 2008, in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2007

Item 7. Management's Discussion and Analysis, page 51

Results of Operations, page 55

1. We note your response to prior comment 1 from our letter dated April 29, 2008. Although the sample disclosure you have provided offers some additional insight into reasons for material changes in results of operations, it does not quantify the extent of contribution of multiple sources of a material change. For example, it does not specify in dollar amounts or percentages the extent to which the launch of the English versions of your CS3 family of products in the second quarter of fiscal 2007 or the release of localized versions of your CS3 family of products during the third quarter of fiscal 2007 contributed to the $461.0 million increase in revenue from your Creative Solutions segment from fiscal 2006 to fiscal 2007. As previously requested, please tell us how you determined that it was not necessary to quantify the extent of contribution of each source of a material

change. See Section III.D of SEC Release 33-6835 Interpretation: Management's
Discussion and Analysis of Financial Condition and Results of Operations.

Exhibits

2. We note your response to prior comment 3 from our letter dated April 29, 2008.
    Please explain how you concluded that the company is not substantially
    dependent on its distribution agreements with Ingram Micro and Tech Data, given
    your disclosure in the first risk factor on page 40 that your business could be
    "seriously harmed" if the financial condition of some of your distributors
    substantially weakens. Please also provide supplemental support for the
    conclusion that you are not substantially dependent on your U.S. agreement with
    Ingram Micro, given that this contract represented approximately 14.4%, 13.7%
    and 10.7% of your total net revenues in fiscal 2005, 2006 and 2007, respectively.
    For instance, please tell us the nature and extent of the provisions in this
    agreement, including whether the contract includes a continuing commitment or
    obligation to buy your products or services, whether the contract provides for any
    minimum fees, and whether the revenues derived from this contract differ from
    period to period.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing(s), you may wish to provide us with marked copies of any amendment to expedite
our review. Please furnish a cover letter that keys your response to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comment.

Please contact Katherine Wray at (202) 551-3483 with any questions. In her
absence, please call me at (202) 551-3503. If you require further assistance, you may
contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

David L. Orlic
Special Counsel